(Print or Type Responses)
1. Name and Address of Reporting Person* Banc of America E-Commerce Holdings, Inc.	2. Issuer Name and Ticker or Trading Symbol CheckFree Corporation (CKFR)	6. Relationship of Reporting Person(s) to Issuer (check all applicable) ___Director __X_10% Owner ___Officer (give title below) _____Other (specify below)
(Last) (First) (Middle) 101 South Tryon Street, Bank of America Plaza	3. IRS Identification Number of Reporting Person, if an entity (voluntary) 94-3234951	4. Statement for Month/Day/Year 01/02/2003	Individual or Joint/Group Filing (Check Applicable Line) ______ Form filed by One Reporting Person X Form filed by More than One Reporting Person SEE ATTACHMENT
(Street) Charlotte, N.C. 28255-0001	5. If Amendment, Date of Original (Month/Day/Year)
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/ Day/ Year)	2.a Deemed Execution Date, if any (Month/Day/Year)	3 Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Code	V	Amount	(A) or (D)	Price
Common Stock $.01 per s	01/02/03	S	50,000	D	$17.0704	9,618,315	D

FORM 4 (continued) TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

Title of Derivative Security (Instr. 3)	Conversion or Exercise Price of Derivative Security	3. Trans-action Date (Month/Day/Year)	3 A. Deemed Execution Date, if any (Month/Day/Year)	4. Trans-action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		Date Exercisable and Expiration Date (Month/ Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) Instr. 4)	Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

Banc of America E-Commerce Holdings, Inc.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. /s/ Elliott M. Abrams 01/03/03

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a). **Signature of Reporting Person Date

Elliott M. Abrams, Senior Vice President

Note: File three copies of this Form, one of which must be manually signed.

If space is insufficient, see Instruction 6 for procedure.

Information Regarding Joint Filers and Other Entities

Designated Filer of Form 4: Banc of America E-Commerce Holdings, Inc.

Item 2: Issuer Name and Ticker Trading Symbol: CheckFree Corporation (CKFR)

Item 4: Statement for Month/Day/Year: 01/02/03

Information Regarding Joint Filers and Other Entities:

Bank of America Corporation (IRS Number 56-0906609)

100 North Tryon Street, Charlotte, NC 28255

Relationship of Reporting Person to Issuer: 10% Owner

Ownership Form: Indirect (I)

Nature of Indirect Beneficial Ownership: Indirect 100% Owner of Designated Filer

NB Holdings Corporation (IRS Number 56-1857749)

100 North Tryon Street, 56th floor, Charlotte, NC 28255

Relationship of Reporting Person to Issuer: 10% Owner

Ownership Form: Indirect (I)

Nature of Indirect Beneficial Ownership: Indirect 100% Owner of Designated Filer

Bank of America, N.A. (IRS Number 94-1687665)

101 South Tryon Street, Charlotte, NC 28255

Relationship of Reporting Person to Issuer: 10% Owner

Ownership Form: Indirect (I)

Nature of Indirect Beneficial Ownership: 100% Owner of Designated Filer

SIGNATURES

BANK OF AMERICA CORPORATION

By: /s/ Pamela P. Reed 01/03/03

Pamela P. Reed

Title: Assistant Vice President Date

NB HOLDINGS CORPORATION

By: /s/ Charles F. Bowman 01/03/03

Charles F. Bowman

Title: Senior Vice President Date

BANK OF AMERICA, N.A.

By: /s/ Pamela P. Reed 01/03/03

Pamela P. Reed

Title: Assistant Vice President Date